Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT
1.Name and Address of Company
Baytex Energy Corp. ("Baytex")
2800, 520 - 3rd Avenue S.W.
Calgary, Alberta T2P 0R3

2.    Date of Material Change
June 10, 2014
3.    News Release
A news release disclosing in detail the material summarized in this material change report was issued by Baytex on June 11, 2014 and disseminated through the facilities of a recognized news service and would have been received by the securities commissions where Baytex is a reporting issuer in the normal course of its dissemination.
4.    Summary of Material Change
On June 11, 2014, Baytex announced the closing of its previously announced acquisition of all of the shares of Aurora Oil & Gas Limited ("Aurora") pursuant to a scheme of arrangement under Australian law (the "Arrangement") and that concurrent with closing of the Arrangement, the monthly dividend on Baytex's common shares ("Common Shares") will increase by 9% to $0.24 from $0.22 per share.

5.    Full Description of Material Change
5.1    Full Description of Material Change
On June 11, 2014, Baytex announced the closing of its previously announced acquisition of all of the shares of Aurora pursuant to a scheme of arrangement under Australian law and that concurrent with closing of the Arrangement, the monthly dividend on Baytex's Common Shares will increase by 9% to $0.24 from $0.22 per share. The increased dividend level will be effective in respect of June operations and will be paid on July 15, 2014 to shareholders of record on June 30, 2014. The annualized dividend of $2.88 per share represents a dividend yield of approximately 6.0% based on the closing price of the Common Shares on the Toronto Stock Exchange ("TSX") on June 10, 2014 of $47.68. Baytex also announced that it expects to provide revised guidance for 2014 in early July. The guidance will include a full update incorporating the acquisition of Aurora and any modifications to its current capital spending plans.

Based on cash consideration payable for Aurora of A$4.20 (Australian dollars) per share, the total purchase price is estimated at $2.8 billion (including the assumption of approximately $0.9 billion of indebtedness). To partially finance the acquisition, Baytex completed the issuance of 38,433,000 subscription receipts (the "Subscription Receipts") at $38.90 each on February 24, 2014, raising gross proceeds of approximately $1.5 billion. Upon completion of the Arrangement, each holder of Subscription Receipts became entitled to receive one Common Share for each Subscription Receipt held. Holders of Subscription Receipts will also receive a payment of $0.88 in cash per Subscription Receipt, less any applicable withholding taxes (the "Dividend Equivalent Payment"), representing the four dividends declared from the date the Subscription Receipts were issued to the date of the closing of the Arrangement. The Subscription Receipts were delisted from the TSX on June 12, 2014.

As a result of the closing of the Arrangement, the gross proceeds of Baytex's US$800 million private placement offering of senior notes (the "Notes") were released from escrow. Approximately US$745.5 million of the net proceeds from the offering of the Notes were used to purchase the notes tendered and accepted for purchase in Baytex's previously announced cash tender offers and consent solicitations for the 9.875% Senior Notes due 2017 (the "9.875% Notes") and the 7.50% Senior Notes due 2020 (the "7.50% Notes") of Aurora USA Oil & Gas, Inc., which expired at 5:00 p.m. EST on June 10, 2014. Baytex accepted valid tenders and consents from holders of US$357.1 million in aggregate principal amount of 9.875% Notes, representing 97.84% of the outstanding aggregate principal amount of 9.875% Notes, and US$293.6 million in aggregate principal amount of 7.50% Notes, representing 97.87% of the outstanding aggregate principal amount of 7.50% Notes. The remaining net proceeds will initially be used to reduce Baytex's outstanding indebtedness under its revolving credit facilities which will subsequently be re-drawn for general corporate purposes.

As a result of the closing of the Arrangement and the completion of the tender offers and consent solicitations for the 9.875% Notes and the 7.50% Notes, the existing credit facilities of Baytex were replaced with a $1.0 billion revolving unsecured credit facility with a four-year term, a $200 million unsecured term loan facility with a two-year term and a US$200 million revolving unsecured credit facility with a four-year term for a U.S. subsidiary of Aurora.

5.2    Disclosure for Restructuring Transactions
Not applicable.
6.    Reliance on Subsection 7.1(2) of National Instrument 51-102
Not applicable.
7.    Omitted Information
Not applicable.
8.    Executive Officer
For further information, contact Murray J. Desrosiers, Vice President, General Counsel and Corporate Secretary at (587) 952-3000.
9.    Date of Report
June 20, 2014.

Advisory

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this material change report are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this material change report speak only as of the date thereof and are expressly qualified by this cautionary statement.

Specifically, this material change report contains forward-looking statements relating to but not limited to: Baytex's business strategies, plans and objectives; the estimated total purchase price for the acquisition of Aurora, including the estimated level of assumed indebtedness; the timing of future guidance incorporating the acquisition of Aurora and any modifications to Baytex's current capital spending plans; Baytex's plans to increase the dividend on the Common Shares upon completion of the acquisition of Aurora; and the use of the net proceeds from the offering of the Notes. Cash dividends on Baytex's Common Shares are paid at the discretion of the Board of Directors and can fluctuate. In establishing the level of cash dividends, the Board of Directors considers all factors that it deems relevant, including, without limitation, the outlook for commodity prices, Baytex's operational execution, the amount of funds from operations and capital expenditures and Baytex's prevailing financial circumstances at the time.

These forward-looking statements are based on certain key assumptions regarding, among other things: petroleum and natural gas prices and pricing differentials between light, medium and heavy gravity crude oil; well production rates and reserve volumes; Baytex's ability to add production and reserves through its exploration and development activities; capital expenditure levels; the receipt, in a timely manner, of regulatory and other required approvals for Baytex's operating activities; the availability and cost of labour and other industry services; the amount of future cash dividends that Baytex intends to pay; interest and foreign exchange rates; the continuance of existing and, in certain circumstances, proposed tax and royalty regimes; Baytex's ability to develop its crude oil and natural gas properties in the manner currently contemplated; and current industry conditions, laws and regulations continuing in effect (or, where changes are proposed, such changes being adopted as anticipated).

Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect. Actual results achieved will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: failure to realize the anticipated benefits of the Arrangement; declines in oil and natural gas prices; risks related to the accessibility, availability, proximity and capacity of gathering, processing and pipeline systems; variations in interest rates and foreign exchange rates; risks associated with Baytex's hedging activities; uncertainties in the credit markets may restrict the availability of credit or increase the cost of borrowing; refinancing risk for existing debt and debt service costs; a downgrade of Baytex's credit ratings; the cost of developing and operating Baytex's assets; risks associated with the exploitation of Baytex's properties and Baytex's ability to acquire reserves; changes in government regulations that affect the oil and gas industry; changes in income tax or other laws or government incentive programs; uncertainties associated with estimating petroleum and natural gas reserves; risks associated with acquiring, developing and exploring for oil and natural gas and other aspects of Baytex's operations; risks associated with large projects or expansion of Baytex's activities; risks related to heavy oil projects; changes in environmental, health and safety regulations; the implementation of strategies for reducing greenhouse gases; depletion of Baytex's reserves; risks associated with the ownership of Baytex's securities, including the discretionary nature of dividend payments and changes in market-based factors; risks for United States and other non-resident shareholders, including the ability to enforce civil remedies, differing practices for reporting reserves and production, additional taxation applicable to non-residents and foreign exchange risk; and other factors, many of which are beyond Baytex's control. These and additional risk factors are discussed in Baytex's Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2013, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

The above summary of assumptions and risks related to forward-looking statements in this material change report has been provided in order to provide shareholders and potential investors with a more complete perspective on Baytex’s current and future operations and such information may not be appropriate for other purposes. There is no representation by Baytex that actual results achieved will be the same in whole or in part as those referenced in the forward-looking statements and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

All amounts are in Canadian dollars unless otherwise noted.